UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               UNILAB CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)


                                    904763208
                      (CUSIP Number of Class of Securities)


                             Leo C. Farrenkopf, Jr.
                         Quest Diagnostics Incorporated
                          Vice President and Secretary
                               One Malcolm Avenue
                                 (201) 393-5000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                    Copy to:
                                  Clare O'Brien
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                                  April 2, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         904763208



--------- ----------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          QUEST DIAGNOSTICS INCORPORATED

--------- ----------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a):  /_/
                     (b):  /_/
--------- ----------------------------------------------------------------------
3         SEC Use Only

--------- ----------------------------------------------------------------------
4         Source of Funds (See Instructions)          OO; BK

--------- ----------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e):

--------- ----------------------------------------------------------------------
6         Citizenship or Place of Organization    DELAWARE
--------- ----------------------------------------------------------------------
--------------------------------------------------------------------------------
           NUMBER OF             7      Sole Voting Power
            SHARES                      0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8      Shared Voting Power
             EACH                       13,841,178*
           REPORTING            ------------------------------------------------
            PERSON               9      Sole Dispositive Power
             WITH                       0
                                ------------------------------------------------
                                10      Shared Dispositive Power
                                        0
--------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 13,841,178* shares of common stock

--------- ----------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):

--------- ----------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   41.33%**

--------- ----------------------------------------------------------------------
14        Type of Reporting Person (See Instructions) CO

--------- ----------------------------------------------------------------------





--------------------
* Reflects the number of shares of common stock of Unilab Corporation collectively held by Kelso Investment Associates VI, L.P. and KEP VI, LLC as of April 2, 2002, as represented and warranted by such persons in the Stockholders Agreement (as defined below).

** Based on 33,487,650 shares of common stock of Unilab Corporation outstanding as of March 25, 2002, as represented and warranted by Unilab Corporation in the Merger Agreement (as defined below).

CUSIP No.         904763208

--------- ----------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          QUEST DIAGNOSTICS NEWCO INCORPORATED

--------- ----------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a):  /_/
                     (b):  /_/
--------- ----------------------------------------------------------------------
3         SEC Use Only

--------- ----------------------------------------------------------------------
4         Source of Funds (See Instructions)          AF; OO; BK

--------- ----------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e):

--------- ----------------------------------------------------------------------
6         Citizenship or Place of Organization    DELAWARE
--------- ----------------------------------------------------------------------
--------------------------------------------------------------------------------
           NUMBER OF             7      Sole Voting Power
            SHARES                      0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8      Shared Voting Power
             EACH                       13,841,178*
           REPORTING            ------------------------------------------------
            PERSON               9      Sole Dispositive Power
             WITH                       0
                                ------------------------------------------------
                                10      Shared Dispositive Power
                                        0
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 13,841,178* shares of common stock

--------- ----------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):

--------- ----------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   41.33%**

--------- ----------------------------------------------------------------------
14        Type of Reporting Person (See Instructions) CO

--------- ----------------------------------------------------------------------









--------------------
* Reflects the number of shares of common stock of Unilab Corporation collectively held by Kelso Investment Associates VI, L.P. and KEP VI, LLC as of April 2, 2002, as represented and warranted by such persons in the Stockholders Agreement.

** Based on 33,487,650 shares of common stock of Unilab Corporation outstanding as of March 25, 2002, as represented and warranted by Unilab Corporation in the Merger Agreement.

Item 1.      Security and Issuer.

          The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Unilab Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18448 Oxnard Street, Tarzana, California 91356.

Item 2.      Identity and Background.


          a. The names of the persons filing this Statement are Quest Diagnostics Incorporated, a Delaware corporation ("Quest Diagnostics"), and Quest Diagnostics Newco Incorporated, a Delaware corporation and a wholly owned subsidiary of Quest Diagnostics ("Merger Sub" and, together with Quest Diagnostics, the "Filing Persons").

          b. The address of the principal business and the principal executive offices of each of the Filing Persons is: One Malcolm Avenue, Teterboro, New Jersey 07608.

          c. Quest Diagnostics is a provider of diagnostic testing and related services for the healthcare industry. Quest Diagnostics offers a range of clinical laboratory testing services used by physicians in the detection, diagnosis, evaluation, monitoring and treatment of diseases and other medical conditions. Quest Diagnostics has a national network of laboratories and patient service centers.

              Merger Sub has no operations and was incorporated solely for the purpose of the Offer and the Merger (as defined below).

          d. During the last five years, neither Quest Diagnostics nor Merger Sub has been convicted in any criminal proceeding.

          e. During the last five years, neither Quest Diagnostics nor Merger Sub has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          f. All of the directors and executive officers of Quest Diagnostics and Merger Sub are citizens of the United States.

          Information regarding the directors and executive officers of Quest Diagnostics and Merger Sub is set forth on Schedule I and Schedule II, respectively, attached hereto. During the last five years, to the knowledge of the Filing Persons, no person named on Schedule I or Schedule II has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

          On April 2, 2002, Quest Diagnostics, Merger Sub and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") under which Merger Sub will commence an exchange offer (the "Offer") to acquire all of the outstanding shares of Common Stock. In the Offer, the Issuer's stockholders may elect to receive $26.50 in cash, or 0.3256 of a share of Quest Diagnostics common stock, in exchange for each of their shares of Common Stock. However, the aggregate cash consideration payable to the Issuer's stockholders will be limited to 30% of the total consideration payable for all of the shares of Common Stock in the Offer and the Merger. After completion of the Offer, Quest Diagnostics intends to effect a merger of the Issuer with Merger Sub (the "Merger"). At the effective time of the Merger, each outstanding share of Common Stock not acquired in the Offer will be converted into 0.3256 of a share of Quest Diagnostics common stock.

          The Offer is not conditioned upon any financing arrangements. Assuming the Issuer's stockholders elect to receive 30% of the offer consideration in the form of cash, Quest Diagnostics expects to pay approximately $295 million in cash to the Issuer's stockholders in connection with the Offer and the Merger. As described in the immediately preceding paragraph, the remaining portion of the consideration payable to the Issuer's stockholders in the Offer and the Merger will be paid in the form of shares of Quest Diagnostics common stock. Pursuant to a commitment letter dated March 27, 2002, each of Bank of America, N.A. and Merrill Lynch Capital Corporation have agreed to lend Quest Diagnostics $275 million as part of a $550 million bridge loan facility that will be provided to Quest Diagnostics in connection with the Offer and the Merger. The bridge loan facility will contain customary terms and conditions, including, without limitation, with respect to fees, indemnification and events of default. Quest Diagnostics expects to use a portion of the proceeds of the bridge loan facility to pay the cash consideration and the fees and expenses of the Offer and the Merger.

          Concurrently upon entering into the Merger Agreement, on April 2, 2002, Quest Diagnostics and Merger Sub entered into a Stockholders Agreement (the "Stockholders Agreement") with Kelso Investment Associates VI, L.P., a Delaware limited partnership ("LP"), and KEP VI, LLC., a Delaware limited liability company ("LLC" and, together with LP, "Kelso"). Certain terms of the Stockholders Agreement are summarized in Item 4 below.

          References to, and descriptions of, the Offer, the Merger, the Merger Agreement, the Stockholders Agreement, the commitment letter and the bridge loan facility as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stockholders Agreement and the commitment letter, respectively, included as Exhibits 2.1, 99.2 and 99.4 to this Statement, and incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.      Purpose of Transaction.

          (a) - (b)     As described in Item 3 above, pursuant to the Merger
Agreement, Merger Sub shall commence the Offer to acquire all of the outstanding shares of Common Stock. The purpose of the Offer is for Quest Diagnostics to acquire control of, and ultimately the entire common equity interest in, the Issuer. Upon completion of the Offer, Quest Diagnostics shall cause Merger Sub to be merged with the Issuer. The purpose of the Merger is for Quest Diagnostics to acquire all of the shares of Common Stock that are not exchanged in the Offer.

          As an inducement for Quest Diagnostics and Merger Sub to enter into the Merger Agreement and as a condition thereof, Kelso entered into the Stockholders Agreement. Under the Stockholders Agreement, Kelso has agreed, among other things, to:

                (i) promptly tender into the Offer, and not withdraw, all of the shares of Common Stock held by Kelso;

                (ii) vote all of the shares of Common Stock held by Kelso at any meeting of the Issuer's stockholders, or in any action by consent of the Issuer's stockholders, in favor of adoption of the Merger Agreement and the transactions contemplated thereby and against any action that could reasonably be expected to adversely affect the Offer or the Merger;

                (iii) in the event of a failure by Kelso to comply with its obligations described in clause (ii) above, grant an irrevocable proxy to Quest Diagnostics to vote all of the shares of Common Stock held by Kelso at any meeting of the Issuer's stockholders, or in any action by consent of the Issuer's stockholders, in favor of adoption of the Merger Agreement and the transactions contemplated thereby and against any action that could reasonably be expected to adversely affect the Offer or the Merger;

                (iv) in the event the Merger Agreement is terminated in certain circumstances, sell to Quest Diagnostics all of the shares of Common Stock held by Kelso for a per share purchase price of $26.50; and

                (v) not sell, transfer or tender (except pursuant to the Offer) any of the shares of Common Stock held by Kelso until the earlier of the effective time of the Merger or the close of business on the 45th day after the termination of the Merger Agreement.

                Each of the foregoing covenants is also applicable to any shares of Common Stock acquired by Kelso after April 2, 2002.

        (c)     Not applicable.

        (d) Upon the purchase by Merger Sub of shares of Common Stock pursuant to the Offer, Quest Diagnostics shall be entitled to designate the number of directors, rounded up to the next whole number, on the Issuer's Board of Directors (the "Board") equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to Section 2.03 of the Merger Agreement) multiplied by the percentage that the number of shares of Common Stock beneficially owned by Quest Diagnostics and Merger Sub (following such purchase) bears to the total number of shares of Common Stock then outstanding. In the Merger Agreement, the Issuer has agreed that, at such time, it shall take all actions necessary to cause Quest Diagnostics' designees to be elected as directors of the Issuer, including increasing the size of the Board and securing the resignations of incumbent directors. The Merger Agreement also provides that, at such time, the Issuer shall use its best efforts to cause persons designated by Quest Diagnostics to constitute the number of members, rounded up to the next whole number, on (a) each committee of the Board, (b) each board of directors of each subsidiary of the Issuer, and (c) each committee of each such board that represents the same percentage as such individuals represent on the Board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the effective time of the Merger, the Board shall have at least two directors who were directors of the Issuer on the date of the Merger Agreement.

          Upon consummation of the Merger, the directors of Merger Sub shall become the directors of the surviving corporation. At the effective time of the Merger, the officers of the Issuer immediately prior to the effective time of the Merger shall be the officers of the surviving corporation, until their respective successors are duly elected or appointed and qualified.

          (e) None, other than the change in the number of outstanding shares of Common Stock as contemplated by the Merger Agreement.

          (f)   Not applicable.

          (g) If the Merger of the Issuer with and into Merger Sub is consummated as planned, the certificate of incorporation and by-laws of Merger Sub shall be the certificate of incorporation and by-laws of the surviving corporation resulting from the Merger.

          (h) If the Merger is consummated as planned, the Common Stock will cease to be authorized to be listed on the Nasdaq National Market or any other quotation system or exchange.

          (i) If the Merger is consummated as planned, the Common Stock will be deregistered pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

          (j) Other than as described above, the Filing Persons currently have no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Statement (although the Filing Persons reserve the right to develop such plans).

          References to, and descriptions of, the Offer, the Merger, the Merger Agreement and the Stockholders Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholders Agreement, respectively, included as Exhibits 2.1 and 99.2 to this Statement, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.         Interest in Securities of the Issuer.

          (a)-(b) As a result of the Stockholders Agreement, the Filing Persons may be deemed to be the beneficial owner of 13,841,178 shares of Common Stock, representing 41.33% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock outstanding as of March 25, 2002, as represented and warranted by the Issuer in the Merger Agreement. The Filing Persons may be deemed to have shared power to vote such shares of Common Stock with respect to the limited matters described in clauses (a) and (b) of Item 4 above. However, the Filing Persons (i) are not entitled to any rights as a stockholder of the Issuer with respect to such shares of Common Stock and (ii) disclaim any beneficial ownership of the shares of Common Stock that are covered by the Stockholders Agreement. The Filing Person do not have the power to dispose of such shares of Comon Stock.

          Except as set forth herein, to the knowledge of the Filing Persons, no director or executive officer of the Filing Persons beneficially owns any shares of Common Stock.

          (c) The Filing Persons have not effected any transaction in the shares of Common Stock during the past sixty days. To the knowledge of the Filing Persons, no person named in either Schedule I or Schedule II has effected any transaction in the shares of Common Stock during the past sixty days.

          (d) To the knowledge of the Filing Persons, Kelso has the right to receive, or the power to direct the receipt of, dividends in respect of its shares of Common Stock. Other than as a result of the restrictions on transfer described under Item 4(a)-(b) above, which restrictions preclude the sale, transfer or tender of the shares of Common Stock held by Kelso until the earlier of the effective time of the Merger or the close of business on the 45th day after the termination of the Merger Agreement, to the knowledge of the Filing Persons, Kelso has the power to direct the proceeds from the sale of such shares of Common Stock.

          (e)   Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

          Other than the Merger Agreement and the Stockholders Agreement, to the knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.         Material to be Filed as Exhibits.

2.1 Agreement and Plan of Merger, dated as of April 2, 2002, among Quest Diagnostics, Merger Sub and the Issuer.*

99.2 Stockholders Agreement, dated as of April 2, 2002, among Quest Diagnostics, Merger Sub and Kelso.**

99.3 Joint Filing Agreement, dated as of April 12, 2002, among Quest Diagnostics and Merger Sub.

99.4 Commitment Letter, dated as of March 27, 2002, between Quest Diagnostics, Bank of America, N.A. and Merrill Lynch Capital Corporation.










-----------------------
* Incorporated herein by reference to Exhibit 2.1 of Quest Diagnostics' Current Report on Form 8-K filed with the Commission on April 2, 2002.

** Incorporated herein by reference to Exhibit 99.2 of Quest Diagnostics' Current Report on Form 8-K filed with the Commission on April 2, 2002.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2002

                                        QUEST DIAGNOSTICS INCORPORATED


                                        By:  /s/ Leo C. Farrenkopf, Jr.
                                             ---------------------------------
                                             Name: Leo C. Farrenkopf, Jr.
                                             Title:  Vice President and
                                                     Secretary



                                        QUEST DIAGNOSTICS NEWCO INCORPORATED



                                        By:  /s/ Leo C. Farrenkopf, Jr.
                                             ---------------------------------
                                             Name: Leo C. Farrenkopf, Jr.
                                             Title:  Secretary

                                  EXHIBIT INDEX


          2.1 Agreement and Plan of Merger, dated as of April 2, 2002, among Quest Diagnostics, Merger Sub and the Issuer.*

          99.2 Stockholders Agreement, dated as of April 2, 2002, among Quest Diagnostics, Merger Sub and Kelso.**

          99.3 Joint Filing Agreement, dated as of April 12, 2002, among Quest Diagnostics and Merger Sub.

          99.4 Commitment Letter, dated as of March 27, 2002, between Quest Diagnostics, Bank of America, N.A. and Merrill Lynch Capital Corporation.









-----------------------
* Incorporated herein by reference to Exhibit 2.1 of Quest Diagnostics' Current Report on Form 8-K filed with the Commission on April 2, 2002.

** Incorporated herein by reference to Exhibit 99.2 of Quest Diagnostics' Current Report on Form 8-K filed with the Commission on April 2, 2002.

                                                                     SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF QUEST DIAGNOSTICS INCORPORATED

          The following table sets forth the name and current principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Quest Diagnostics. Unless otherwise indicated, the current business address of each person is Quest Diagnostics Incorporated, One Malcolm Avenue, Teterboro, NJ 07608.


                  Name        Quest Diagnostics Directors and Executive Officers
                  ----          Present Principal Occupation or Employment;
                              Material Positions Held During the Past Five Years
                              --------------------------------------------------
     Kenneth D. Brody      Mr. Brody is the founding partner of Winslow Partners
                           LLC, a Washington, D.C. private investment firm with an address at 1300 Connecticut Avenue, N.W., 8th
                           Floor, Washington, D.C. 20036. He is also the co-founder and principal of Taconic Capital Advisors, an investment adviser firm. From 1993 to early 1996, he was the chairman and president of the Export-Import Bank of the United States, a position to which he was appointed by President Clinton. From
                           1971 to 1991, Mr. Brody was with Goldman, Sachs &
                           Co., where he was a partner and member of the management committee. Mr. Brody is a director of Federal Realty Investment Trust. Mr. Brody has been a director of Quest Diagnostics since January 1997.

   William F. Buehler      Mr. Buehler recently retired as vice chairman of
                           Xerox Corporation, which he joined in 1991. Prior to joining Xerox, Mr. Buehler spent 27 years with AT&T, primarily in sales, marketing and general management positions. Mr. Buehler is a director of A.O. Smith.
                           Mr. Buehler has been a director of Quest Diagnostics since July 1998.

   Van C. Campbell         Mr. Campbell retired in 1999 as vice chairman of
                           Corning Incorporated, which he joined in 1965. He was elected treasurer in 1972, a vice president in 1973, financial vice president in 1975 and senior vice president for finance in 1980. He became general manager of the Consumer Products Division in 1981.
                           Mr. Campbell was elected vice chairman and a director in 1983 and during 1995 was appointed to the additional position of chairman of Corning Life
                           Sciences Inc. He is a director of Armstrong World
                           Industries, Inc. Mr. Campbell has been a director of Quest Diagnostics since January 1991.

   Mary A. Cirillo         Ms. Cirillo is chairperson and chief executive
                           officer of OPCENTER, which provides help desk and network operations services. OPCENTER's address is 660 Madison Avenue, 14th Floor, New York, New York
                           10021. She was chief executive officer of Global
                           Institutional Services of Deutsche Bank from July
                           1999 until February 2000. Previously, she served as executive vice president and managing director of Bankers Trust Company (which was acquired by Deutsche
                           Bank), which she joined in 1997. From 1977 to 1997, she was with Citibank, N.A., most recently serving as senior vice president.

                           Ms. Cirillo is on the advisory board of Cisco Systems, Inc. and is a director of Digital Island Inc. Ms. Cirillo has been a director of Quest Diagnostics since April 1997.

   William R. Grant        Mr. Grant has been chairman of Galen Associates, a
                           New York investment firm, since 1989. Galen
                           Associates' address is 610 Fifth Avenue New York, New
                           York 10020. From 1987 to 1989 he was chairman of New
                           York Life International and from 1979 to 1987 of
                           MacKay-Shields Financial Corp. He is also a former director and vice-chairman of SmithKline Beecham plc, and is currently a director of Allergan, Inc., Massey
                           Energy Co., Ocular Sciences, Inc. and Vasogen Inc. He has been a director of Quest Diagnostics since August
                           1999.

   Rosanne Haggerty        Ms. Haggerty is the founder and executive director of
                           Common Ground, a not-for-profit housing development and management organization with an address at 14
                           East 28th Street, New York, New York 10016. Prior to founding Common Ground, she was the coordinator of housing development at Brooklyn Catholic Charities.
                           Ms. Haggerty is a 2001 MacArthur Foundation Fellow.
                           Ms. Haggerty has been a director of Quest Diagnostics since February 2002.

   Dan C. Stanzione        Mr. Stanzione is president emeritus of Bell
                           Laboratories at Lucent Technologies Incorporated,
                           3008 Southview Drive, Stuart, Florida 34996. Dr.
                           Stanzione began his career in 1972 with Bell Labs, where he led the teams working on the first microprocessors and digital signal processors. He was appointed president of Network Systems, Lucent's largest business unit, in 1996 and was appointed chief operating officer of Lucent in 1997. Dr.
                           Stanzione is a director of Avaya Inc. Dr. Stanzione has been a director of Quest Diagnostics since
                           January 1997.

   Gail R. Wilensky        Ms. Wilensky is the John M. Olin Senior Fellow at
                           Project HOPE, an international non-profit health foundation, which she joined in 1993. The address of Project Hope is Suite 600, 7500 Old Georgetown Road,
                           Bethesda, Maryland 20814. She is currently the chair of the Medicare Payment Advisory Commission, which advises Congress on all issues relating to Medicare.
                           From 1995 to 1997 she chaired the Physician Payment
                           Review Commission, which advised Congress on physician payment and other Medicare issues. In 1992 and 1993, Dr. Wilensky served as a deputy assistant to the President for policy development relating to health and welfare issues. From 1990 to 1992, she was the administrator of the Health Care Financing
                           Administration where she directed the Medicare and Medicaid programs. Dr. Wilensky is a director of Advanced Tissue Sciences Inc., Gentiva Health
                           Services, Inc., Manor Care Inc., Syncor Corporation and United Healthcare Corporation. Dr. Wilensky has been a director of Quest Diagnostics since January
                           1997.

   John B. Ziegler         Mr. Ziegler is the president, Worldwide Consumer
                           Healthcare, of GlaxoSmithKline (the parent of SmithKline Beecham plc), One Franklin Plaza,
                           Philadelphia, Pennsylvania 19102. Mr. Ziegler joined
                           SmithKline Beecham in 1991 as the head of SB Consumer
                           Healthcare-North American Division. He became executive vice president of SmithKline Beecham in 1996 and assumed his current responsibilities in 1998. He has been a director of Quest Diagnostics since May 2000.

   Kenneth W. Freeman      Mr. Freeman is chairman of the Board and chief
                           executive officer of Quest Diagnostics. Mr. Freeman joined Quest Diagnostics in May 1995 as president and chief executive officer, was elected a director in July 1995 and was elected chairman of the Board in December 1996. Prior to 1995, he served in a variety of financial and managerial positions at Corning, which he joined in 1972. He was elected controller and a vice president of Corning in 1985, senior vice president in 1987, general manager of the Science
                           Products Division in 1989 and executive vice president in 1993. He was appointed president and chief executive officer of Corning Asahi Video
                           Products Company in 1990.

   Surya N. Mohapatra,     Mr. Mohapatra is president and chief operating
   Ph.D.                   officer. Prior to joining Quest Diagnostics in
                           February 1999 as senior vice president and chief operating officer, he was senior vice president of Picker International, a worldwide leader in advanced medical imaging technologies, where he served in various executive positions during his 18-year tenure.

   Lucia L. Quinn          Ms. Quinn is senior vice president for Advanced
                           Diagnostics. Ms. Quinn has overall responsibility for Science and Innovation, Business Development,
                           Pharmaceutical Services and Consumer Health. Ms.
                           Quinn joined Quest Diagnostics in April 2001 as vice president, Developing Businesses. From 1999 through
                           April 2001 she was with Allied Signal/Honeywell, serving most recently as vice president Strategic
                           Marketing. From 1989 through 1999, Ms. Quinn was employed by Digital Equipment Corporation/Compaq, most recently serving as vice president - Corporate
                           Strategy. She assumed her current responsibilities in October 2001.

   Richard L. Bevan        Mr. Bevan is corporate vice president for Human
                           Resources. From 1982 until August 1999, Mr. Bevan served in a variety of human resources positions for SmithKline Beecham's pharmaceutical and clinical laboratory businesses, most recently serving as vice president and director of human resources-operations for SBCL. Mr. Bevan was appointed corporate vice president for Human Resource Strategy and Development in August 1999, and to his present position in January 2001.

   Catherine Doherty       Ms. Doherty is vice president for Communications and
                           Public Affairs. Ms. Doherty has overall
                           responsibility for internal and external communications and government affairs. Ms. Doherty has been employed by Quest Diagnostics since 1990.
                           She served as chief accounting officer from 1996 until July 2000, when she became vice president -
                           Investor Relations. Ms. Doherty assumed her current responsibilities in November 2001.



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


   Robert A. Hagemann      Mr. Hagemann is vice president and chief financial
                           officer. He joined Corning Life Sciences, Inc., in
                           1992, where he held a variety of senior financial positions before being named vice president and corporate controller of Quest Diagnostics in 1996.
                           Prior to joining Quest Diagnostics, Mr. Hagemann was employed by Prime Hospitality, Inc. and Crompton &
                           Knowles, Inc. in senior financial positions. He was also previously associated with Ernst & Young. Mr.
                           Hagemann assumed his present responsibilities in August 1998.

   Gerald C. Marrone       Mr. Marrone is senior vice president, Administration
                           and chief information officer. Prior to joining Quest
                           Diagnostics in November 1997 as chief information officer, Mr. Marrone was with Citibank, N.A. for 12 years. During his tenure he was most recently vice president, division executive for Citibank's Global
                           Production Support Division. While at Citibank, he was also the chief information officer of Citibank's
                           Global Cash Management business. Prior to joining
                           Citibank, he was the chief information officer for Memorial Sloan-Kettering Cancer Center in New York for five years.

   Michael E. Prevoznik    Mr. Prevoznik is vice president for Legal and
                           Compliance and general counsel. Prior to joining
                           SmithKline Beecham Clinical Laboratories, Inc. in
                           1994 as its chief legal compliance officer, Mr.
                           Prevoznik was with Dechert Price & Rhodes. In 1996, he became vice president and chief legal compliance officer for SmithKline Beecham Healthcare Services.
                           In 1998, he was appointed vice president, Compliance for SmithKline Beecham, assuming additional responsibilities for coordinating all compliance activities within SmithKline Beecham worldwide. Mr.
                           Prevoznik assumed his current responsibilities with Quest Diagnostics in August 1999.






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


                                                                     SCHEDULE II

              DIRECTORS AND EXECUTIVE OFFICERS OF QUEST DIAGNOSTICS
                               NEWCO INCORPORATED


          The following table sets forth the name and current principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Merger Sub. Unless otherwise indicated, the current business address of each person is Quest Diagnostics Newco Incorporated c/o Quest Diagnostics Incorporated, One Malcolm Avenue, Teterboro, NJ 07608.



                             Quest Diagnostics Newco Incorporated Directors and
                              Executive Officers Present Principal Occupation or
                             Employment; Material Positions Held During the Past
              Name                              Five Years
              ----                              ----------

   Kenneth W. Freeman      Mr. Freeman is chief executive officer of Merger Sub.
                           Mr. Freeman is also chairman of the Board and chief executive officer of Quest Diagnostics. Mr. Freeman joined Quest Diagnostics in May 1995 as president and chief executive officer, was elected a director in July 1995 and was elected chairman of the Board in December 1996. Prior to 1995, he served in a variety of financial and managerial positions at Corning, which he joined in 1972. He was elected controller and a vice president of Corning in 1985, senior vice president in 1987, general manager of the Science
                           Products Division in 1989 and executive vice president in 1993. He was appointed president and chief executive Officer of Corning Asahi Video
                           Products Company in 1990.

  Surya N. Mohapatra,      Mr. Mohapatra is a director of Merger Sub, as well as
  Ph.D.                    president and chief operating officer of Merger Sub.
                           Prior to joining Quest Diagnostics in February 1999 as senior vice president and chief operating officer, he was senior vice president of Picker International, a worldwide leader in advanced medical imaging technologies, where he served in various executive positions during his 18-year tenure.

   Robert A. Hagemann      Mr. Hagemann is a director of Merger Sub, as well as
                           vice president and chief financial officer of Merger
                           Sub. He joined Corning Life Sciences, Inc., in 1992, where he held a variety of senior financial positions before being named vice president and corporate controller of Quest Diagnostics in 1996. Prior to joining Quest Diagnostics, Mr. Hagemann was employed by Prime Hospitality, Inc. and Crompton & Knowles,
                           Inc. in senior financial positions. He was also previously associated with Ernst & Young. Mr.
                           Hagemann assumed his present responsibilities in August 1998.



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